[AUXIER ASSET MANAGEMENT LLC LETTERHEAD]

January 25, 2012

Mr. Stacey E. Hong, President

Atlantic Fund Administration, LLC

Three Canal Plaza, Suite 600

Portland, Maine 04101

RE: Expense Limitation Agreement

Dear Mr. Hong:

Auxier Asset Management LLC (the "Adviser") agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividends on short sales and extraordinary expenses) for the Auxier Focus Fund (the "Fund"), a series of the Forum Funds (the "Trust"), do not exceed 1.10%, 1.25% and 1.25% for the Institutional Shares class, Investor Shares class and A Shares class, respectively, for the period from April 6, 2012, through October 31, 2015.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very truly yours,

Auxier Asset Management LLC

By: _____________________

Name: J. Jeffrey Auxier

Title: President